SCHWARTZ INVESTMENT TRUST

June 17, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schwartz Investment Trust (the “Trust”), on behalf of its series portfolio, the Ave Maria Catholic Values Fund (the “Fund”)
File No. 333-204249
Response to Comments on Form N-14 Filing

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided on June 9, 2015 by the staff of the Securities and Exchange Commission (the “Commission”) in connection with the Trust’s registration statement on Form N-14, which was filed with the Commission on May 18, 2015. This registration statement was filed in anticipation of the reorganization of the Ave Maria Opportunity Fund into another series of the Trust, the Ave Maria Catholic Values Fund, on or about July 31, 2015 (the “Reorganization”). Set forth below are the comments provided by the Commission staff and the Trust’s responses to each:

1.	Comment: Please confirm that the Trust’s Board of Trustees (the “Board”) satisfies the independence requirements required by Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”). In addition, confirm that the Board has made the determinations required by Rule 17a-8 of the 1940 Act.

Response: The Ave Maria Opportunity Fund and Ave Maria Catholic Values Fund are served by the same Board of Trustees, which is comprised of five Trustees, four of whom are not “interested persons,” as defined by the 1940 Act. The Board, in approving the Reorganization, determined that it was in the best interest of each Fund to participate in the Reorganization and that the interests of shareholders of the Funds will not be diluted as a result of the Reorganization.

2.	Comment: Please confirm that all blanks in the Information Statement/Prospectus will be filled in prior to mailing to shareholders and confirm that all required exhibits will be filed in subsequent amendments.

Response: The blanks will be filled in and all required exhibits will be filed in a subsequent amendment(s).

3.	Comment: Move the table of contents in front of the Introduction section of the Information Statement/Prospectus. Also, confirm that the table of contents satisfies the requirements of Item 2(b) of Form N-14.

Response: The table of contents has been moved as requested. We have revised the table of contents to provide more detailed information by use of sub-items within each section of the Information Statement/Prospectus. As a result we believe the table of contents meets the requirement of Rule 481(c) of the Securities Act of 1933 (the “1933 Act”).

4.	Comment: Please review Item 1(b)(1) – (b)(6) of Form N-14 and confirm that all the required information is included on the outside front cover page.

Response: We have revised pages 2-4 of the Information Statement/Prospectus to satisfy the requirements of Item 1(b)(1) – (b)(6) of Form N-14.

5.	Comment: Please briefly explain what is meant by “proper form” of the Information Statement/Prospectus as it relates to redemption requests.

Response: We have revised our disclosure in this section to read as follows:

“Until the Closing Date, shareholders of the Ave Maria Opportunity Fund will continue to be able to redeem their shares at the next determined share price after receipt of a redemption request in proper form by Ultimus Fund Solutions, LLC, the Funds’ transfer agent (the “Transfer Agent”). Please see “How to Redeem Shares” in the Funds’ Prospectus dated May 1, 2015 for information on how to submit your redemption request. If you have any questions regarding your redemption request please call the Transfer Agent at 1-888-726-9331.”

6.	Comment: Please revise the date of the pro-forma financial information throughout the Information Statement/Prospectus to December 31, 2014. In addition, please revise the acquisition date throughout the pro-forma financial statements to January 1, 2014.

Response: The dates have been revised accordingly.

7.	Comment: Please revise the fees and expense table to indicate the line item “Less: Management Fee Reductions” is a negative number as it relates to the Ave Maria Opportunity Fund. In addition, please remove “N/A” from the table for Ave Maria Catholic Values Fund and Pro Forma Ave Maria Catholic Values Fund columns and add the appropriate numbers.

Response: We have revised the fees and expense table as follows:

FEES AND EXPENSES
Based on Fiscal Year Ended:	12-31-14	12-31-14	12-31-14
	Ave Maria Opportunity Fund	Ave Maria Catholic Values Fund	Pro Forma: Ave Maria Catholic Values Fund
Shareholder Fees (fees paid directly from your investment)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%	0.95%	0.95%
Service (12b-1) Fees	None	0.00%(3)	None
Other Expenses	0.41%	0.23%	0.22%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.37%	1.19%(4)	1.18%(2)
Less: Management Fee Reductions	(0.11%) (1)	0.00%	0.00%
Total Annual Fund Operating Expenses After Management Fee Reductions	1.26% (2)	1.19%(4)	1.18%(2)

8.	Comment: Please remove “may” from the Information Statement/Prospectus as it relates to the Ave Maria Opportunity Fund’s investments in the common stocks of mid-capitalization, small capitalization and micro capitalization companies.

Response: We have made the requested change.

9.	Comment: We suggest you use a chart or bullet point format when comparing the investment objectives, principal investment strategies and principal risks of the Ave Maria Opportunity Fund and the Ave Maria Catholic Values Fund.

Response: We have considered your suggestion and have respectfully decided to leave our disclosure as originally submitted.

10.	Comment: Please confirm that the discussion of principal risks and principal strategies is consistent.

Response: We have added foreign risk disclosure to the discussion of the principal risks of investing in the Funds. We believe the rest of the discussion is consistent.

11.	Comment: Please remove “substantially” from the first sentence on page 9 of Information Statement/Prospectus as it relates to the risks of investing in the Funds.

Response: We have made the requested change.

12.	Comment: Please clarify the last bullet point on page 14 of the Information Statement/Prospectus.

Response: We have revised the last bullet to point to read as follows and we have added the additional bullet point to the section:

·	Shareholders will have the same voting and liquidation rights as they currently have as shareholders of the Ave Maria Opportunity Fund.
·
Each share will represent an equal proportionate interest in the assets and liabilities belonging to the Ave Maria Catholic Values Fund and is entitled to such dividends and distributions out of the income belonging to the Ave Maria Catholic Values Fund as are declared by the Trustees.

13.	Comment: On page 15 of the Information Statement/Prospectus, we suggest listing the possible alternatives to the Reorganization considered by the Board of Trustees.

Response: We have revised the last bullet point to read as follows:

·	Possible alternatives to the Reorganization (i.e., taking no action; reorganizing the Ave Maria Opportunity Fund with other Funds within the Trust; and, liquidating the Ave Maria Opportunity Fund)

14.	Comment: Please add information to the section “U.S. Federal Income Tax Consequences” on how capital loss carryforwards will be impacted by the Reorganization.

Response: We have added the following discussion to the “U.S. Federal Income Tax Consequences” section in the Information Statement/Prospectus and to the “Federal Income Taxes” section of the Notes to the Pro-Forma Financial Statements:

“Ave Maria Catholic Values Fund will succeed to capital loss carryforwards (and certain unrealized built-in losses, if any) of the Ave Maria Opportunity Fund. If a Fund undergoes an "ownership change" for U.S. federal income tax purposes it will be subject to the tax loss limitation rules described below, and such limitations might be significant. For a Fund that undergoes an "ownership change," the Code generally limits the amount of pre-ownership change losses that may be used to offset post-ownership change gains to a specific "annual loss limitation amount" (generally the product of (i) the fair market value of the stock of such Fund, with certain adjustments, immediately prior to the Reorganization and (ii) a rate established by the IRS). Subject to certain limitations, any unused portion of these losses may be available in subsequent years, subject to the remaining portion of any applicable capital loss carryforward limit, as measured from the date of recognition.

The capital loss carryforwards of the Ave Maria Catholic Values Fund following the Reorganization may be subject to tax loss limitation rules to the extent outlined above. It is currently expected that such tax loss limitation rules will not have a material adverse effect on the Ave Maria Catholic Values Fund's utilization of capital loss carryforwards following the Reorganization. The ability of a Fund to utilize any capital loss carryforwards now or in the future depends on many variables and assumptions, including but not limited to, projected performance of a Fund, the unrealized gain/loss position of a Fund, the types of securities held by a Fund, the current and future market environment (including the level of interest rates), portfolio turnover and applicable law (including the requirement that capital loss carryforwards without expiration dates be utilized before capital loss carryforwards that have expiration dates), and is, therefore, highly uncertain. Neither Fund had capital loss carryforwards as of December 31, 2014.

Due to the operation of these tax loss limitation rules, it is possible that shareholders of the Funds would receive taxable distributions of short-term and long-term capital gains earlier than they would have in the absence of the Reorganization. Such taxable distributions will be treated either as ordinary income (and not as favorably taxed "qualified dividend income") if such capital gains are short term or as favorably taxed capital gain dividends if such capital gains are long term. The actual financial effect of the loss limitation rules on a shareholder of a Fund whose losses are subject to the loss limitation rules would depend on many variables, including such Fund's expected growth rate if the relevant Reorganization were not to occur (i.e., whether, in the absence of the Reorganization, the Fund would generate sufficient capital gains against which to utilize its capital loss carryforwards prior to their expiration (and certain realized built-in losses), in excess of what would have been the "annual loss limitation amount" had the relevant Reorganization occurred), the timing and amount of future capital gains recognized by the Ave Maria Catholic Values Fund following the Reorganization, and the timing of a historic Fund shareholder's disposition of its shares (the tax basis of which might, depending on the facts, reflect that shareholder's share of such Fund's capital losses). Shareholders of the Funds should consult their own tax advisors in this regard.

In addition, for five years beginning on the Closing Date of a Reorganization, the Ave Maria Catholic Values Fund will not be allowed to offset certain pre-Reorganization built-in gains against the capital loss carryforwards of Ave Maria Opportunity Fund.”

15.	Comment: Please confirm that the factors from the North American Security Trust No-Action Letter (pub. Avail. Aug. 5, 1994) were considered in deciding which Fund was going to be the accounting survivor of the Reorganization.

Response: The following factors were considered as follows:

A.	Portfolio Management. Who will manage the survivor fund: the acquired fund adviser/portfolio manager or the acquiring fund adviser/portfolio manager?

Analysis: The investment adviser will not change. The co-portfolio managers for the Ave Maria Catholic Values Fund are George P. Schwartz, CFA and Gregory R. Heilman, CFA. The portfolio manager for Ave Maria Opportunity Fund is Timothy S. Schwartz. The surviving fund will be managed by George P. Schwartz, CFA, Timothy S. Schwartz, CFA and Gregory R. Heilman, CFA, which weighs in favor of Ave Maria Catholic Values Fund (the acquiring fund) as the survivor.

B.	Portfolio Composition. What will the portfolio composition of the surviving fund look like: will it be comparable to the acquired fund or the acquiring fund?

Analysis: The portfolio composition of the surviving fund will resemble Ave Maria Catholic Values Fund more so than Ave Maria Opportunity Fund, which weighs in favor of Ave Maria Catholic Values Fund (the acquiring fund) as the survivor.

C.	Investment Objectives, Strategies, Restrictions. What will the surviving fund’s investment objective, strategies and restrictions be: will these most resemble the acquired fund or the acquiring fund?

Analysis: Both Funds have the same investment objective and fundamental/non-fundamental investment policies. However, the surviving fund will be managed using the principal investment strategies of the Ave Maria Catholic Values Fund, which weighs in favor of Ave Maria Catholic Values Fund (the acquiring fund) as the survivor.

D.	Expense Structures and Expense Ratios. What will the expense structure of the surviving fund look like: will it be comparable to the acquired fund or the acquiring fund?

Analysis: The expense structure of each Fund is as follows: 0.95% advisory fee, with a 1.25% limitation on expenses until at least May 1, 2016. Because the two Funds have the same fee structure, this factor is neutral.

E.	Asset Size. Which of the acquired fund and the acquiring fund has more assets under management?

Analysis: As of December 31, 2014, the Ave Maria Opportunity Fund had $54,312,712 million in net assets, while the Ave Maria Catholic Values Fund had $246,789,578 million in net assets; therefore, this factor weighs in favor of Ave Maria Catholic Values Fund (the acquiring fund) as the survivor.

F.	Age of Fund. Which of the acquired fund and the acquiring fund began operations first?

Analysis: Ave Maria Opportunity Fund incepted in May 2006 while the Ave Maria Catholic Values Fund incepted in May 2001. This factor weighs in favor of the Ave Maria Catholic Values Fund (the acquiring fund) as the survivor.

G.
Fund Governance. What will the governance structure of the surviving fund look like: will the acquired fund’s board of trustees and corporate charter govern the survivor, or will the acquiring fund’s board/corporate charter govern?

Analysis: Ave Maria Opportunity Fund and Ave Maria Catholic Values Fund are series in the same Ohio Business Trust, with one Board of Trustees and declaration of trust; therefore, this factor is neutral.

Conclusion: Ave Maria Catholic Values Fund, the acquiring fund, will be the accounting and performance survivor.

16.	Comment: In the statement of additional information under Section B., please add the name of the funds involved in the merger and the relevant time period for the combined financial statements.

Response: We modified Section B to add the following:
            “The Ave Maria Catholic Values Fund and the Ave Maria Opportunity Fund are each diversified series of Schwartz Investment Trust organized as an Ohio business trust and registered under the Investment Company Act of 1940 (the “Act”), as amended, as an open-end management investment company. The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of the Ave Maria Opportunity Fund by the Ave Maria Catholic Values Fund as if such acquisition had taken place as of January 1, 2014. These statements have been derived from the books and records utilized in calculating daily net asset values at December 31, 2014. The following pro forma combined financial statements should be read in conjunction with the separate financial statements of the Acquiring Fund contained within the Annual Report and Semiannual Report referred to in the preceding section.”

17.	Comment: Please add “Ave Maria Catholic Values Fund” to the column header “Pro Forma Combined” in the Schedule of Investments, Statement of Assets and Liabilities and Statement of Operations.

Response: The disclosure has been revised in each section noted above to the following: “Ave Maria Catholic Values Fund Pro Forma Combined.”

18.	Comment: Add a footnote to the Schedule of Investments stating whether or not all the securities held by Ave Maria Opportunity Fund would comply with the compliance guidelines, investment restrictions and diversification requirements under the 1940 Act.

Response: We added the following footnote to the Schedule of Investments:

“As of December 31, 2014, all the securities held by the Ave Maria Opportunity Fund would comply with the compliance guidelines, investment restrictions and diversification requirements under the Investment Company Act of 1940.”

19.	Comment: In the Statement of Assets and Liabilities, what line item does footnote (a) refer to? Also, please footnote the adjustment to shares outstanding as a result of the Reorganization.

Response: We have removed footnote (a) as originally written and replaced it with following new footnote.

(a)	Shares of beneficial interest have been adjusted due to the merging of the Funds.

20.	Comment: Confirm that there will not be any reduction in registration and filing fees, custody and bank service fees and/or insurance expense as a result of the Reorganization or modify Statement of Operations accordingly.

Response: We do not believe there will be a reduction in custody and bank service fees and insurance expense. However, we have adjusted registration and filing fees in the Statement of Operations due to projected savings from the Reorganization.

21.	Comment: In the Statement of Operations please indicate to what footnote (a) refers.

Response: We have inserted footnote (a) next to Investment Advisory Fees, Administration and Custody and bank service fees. All of the noted fees have been calculated based on the surviving fund’s contractual arrangement.

22.	Comment: Confirm whether there are decreases in non-contractual expenses as a result of the Reorganization.

Response: Yes, the decreases in non-contractual expenses are designated by footnote (b) in the Statement of Operations.

23.	Comment: In the notes to the combining pro forma financial statements, please update the Federal Income Taxes note to include a reference to the specific part of the Internal Revenue Code that applies to the election to be treated as a “regulated investment company”.

Response: We add a reference to Subchapter M of the Internal Revenue Code to the Federal Income Taxes section of the notes.

24.	Comment: Include the Tandy representations with your response to these comments.

Response: Tandy representations are provided below.

25.	Comment: Should undertaking #3 include a reference to counsel’s consent to the use of their opinion.

Response: We believe undertaking #3 as originally written is accurate. As stated in undertaking 3, we agree to file a post-effective amendment to the registration statement, which will include the final tax opinion of counsel supporting the tax consequences of the proposed reorganization as soon as practicable after the closing of the reorganization.

*                  *                          *                          *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact the undersigned at 513/587-3406 if you have any questions.

Sincerely,

/s/ Wade Bridge______
Wade Bridge
Assistant Secretary